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                                                                     EXHIBIT 14




                       [LETTERHEAD OF JAPONICA PARTNERS]





VIA FACSIMILE
HIGHLY CONFIDENTIAL

                                                               September 7, 1994



Mr. Ervin R. Shames
President and CEO
Borden, Inc.
180 East Broad Street
Columbus, Ohio  43215-3799

Dear Mr. Shames:

               We respectfully request that all stockholders be expeditiously provided with information and answers to the attached questions.

               Filing such information with the SEC and/or scheduling an analyst/shareholders meeting may be an appropriate first step.



                                          Very truly yours,


                                          /s/ JAPONICA PARTNERS
                                          ------------------------
                                          JAPONICA PARTNERS

cc:  List






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Highly Confidential                                                        Draft
                                                               September 7, 1994
                                                                        06:15 PM


                     September 6th Questions to Management

Cash Flow

 1. Without proceeds from asset sales, how much 1st half interest expense would have been paid?

 2. With first half negative free cash flow of $62 million before proceeds from asset sales, what is the Company's targets for free cash flow in 1994 and 1995 excluding proceeds from assets sales?

 3. How can management be meeting its cash flow targets when net debt (including A/R financing, TMI, discontinued operations and other off balance sheet financing) has remained essentially unchanged?

 4. With the latest asset sale of Jays, reportedly selling for between 12% to 14% of sales, how can management be meetings its target of $400 million in net proceeds from asset sales? Will the remaining snack assets be sold at similar revenue multiples? Please provide expected asset sale proceeds.

 5. Would a 5th major restructuring cause 1995 free cash flow to be negative? What would be the estimated cash cost of such a restructuring?

 6. Will the Company provide shareholders with monthly, or at a minimum, quarterly itemized cash flow targets and results? Components of operating cash flow should include restructuring cash costs, discontinued business cash costs, individual asset sale proceeds, working capital components, depreciation, deferred and current taxes, Other Assets and Other, Net.

 7. How much will annualized interest expense increased from that projected in early 1994 given deteriorating credit spread costs, essentially no debt reduction by mid-year, rising interest rates and increased financing fees?

 8. Without the apparent decrease in quarter to quarter cash interest to book interest ratio of approximately $12 million and the positive cash tax effect of $11 million, wouldn't Free Cash Flow after the $87 million in asset proceeds be nominal to negative? Will second half cash expense increase proportionately? Please explain the $11 million cash tax line item.

 9. Please provide components of Other assets and Other, net in the annual and quarterly cash flows.





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Highly Confidential                                                        Draft
                                                               September 7, 1994
                                                                        06:15 PM


                 September 6th Questions to Management (cont.)

10.       What are the debt repayment requirements in 1994 and 1995?

11.       What is the status of the $52 million in IRS contested items?

12. Given the apparent delay in cash spending on restructuring and capital expenditures to conserve cash in the first half, what will be the impact on second half free cash flow? How has this affected planned cost reductions and the Company's competitive position? Please provide revised 1994 cap-ex projections.


Bank Debt

13. What are waiver provisions for covenant violations under the new bank loan agreement? What percentage of the banks must agree for covenant amendments?

14. What are upcoming 1994 and 1995 monthly/quarterly covenant compliance dates, and what are these covenants? Please provide statistics and definitions.

15. Can the holders of the Company's zero-coupon bonds demand redemption for cash in 1997, or can the Company compel them to accept stock (see page 24 of the 1993 Annual Report)?

16. What is the dollar amount of dividend "basket" cushion under the new bank agreement?

17. If the new bank agreement fees total $20 to $30 million, will this be funded with additional debt?

18. How much, if any, does the cost of the bank debt increase with rating downgrades?

19. When will the Company file a copy of the new bank agreement with the SEC?

20. How much commercial paper is currently issued and outstanding? What are the projections for the remainder of the year? How much commercial paper will be classified as long-term debt?

21. Given the possibility that monthly bank covenant requirements to pay down debt are top priority, would shareholders' needs be subordinated?





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Highly Confidential                                                        Draft
                                                               September 7, 1994
                                                                        06:15 PM


                 September 6th Questions to Management (cont.)

Operating

22.       What are the Company's new EPS estimates for 1994 and 1995?

23. Is the approximately 220 and 330 basis point gross and operating margin decline, respectively, for the first six months in 1994 considered "on target?"

24. What effect, if any, would a major reduction to the already reduced capital expenditure further weaken the Company's competitive position and jeopardize product quality?

25. Will any recent "me-too" new products out-perform past new product introductions? Also, what has been the total unexpensed cash cost of new products introduced or re-introduced over the past 12 months?

26. Given some estimates that pasta operating profit up-side is $5 million to $10 million per quarter, does that mean domestic pasta sales of an estimated $120 million broke even in the second quarter?

27. Do the 80% of brands market share improvement comments apply to only about $100 million of quarterly domestic product sales when domestic pasta and dairy are excluded?

28. With the exception of major asset sales, are current management's plans essentially the same as those in 1992, including the addition of new management and focus on brand equity?

29. What are the components of the $7.7 million change in Other (income) and expense, net between second quarter 1993 and 1994 that provided almost all the earnings in the second quarter 1994.

30. With the sale of snacks and other businesses, as well as the speculated disposal of dairy, will the Company suffer a significant loss of competitive advantage and leverage with its retailers and consumers?

31. Did pasta dollar market share, not tonnage volume, decline by one point in the second quarter, as shown by IRI?

32. How much of Dairy's increased operating loss was associated with the introduction of "low bidding" business strategies?





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Highly Confidential                                                        Draft
                                                               September 7, 1994
                                                                        06:15 PM


                September 6th Questions to Management (cont.)

33. How many of the supposedly reduced employees are still getting paid, or retained and paid as consultants, e.g., P.R. consultant? What is the annualized dollar amount?


Restructuring and Sale of Assets

34. Would any disposal and restructuring expenses associated with dairy and/or other assets eliminate any incremental proceeds from asset sale?

35. Given Chairman Tasco's statements in early 1994 that improving Dairy was the single greatest potential for increasing shareholder value in the near term, has this changed?

36. Would any up-side shareholder value be lost from asset sales with insufficient proceeds to pay down significant debt?

37. If the North American food business is at break-even levels before interest, could further downsizing be expected to reverse the negative trend?

38. Quantify the impact of any expected increase in overhead burden rate resulting from major asset sales. How is overhead and fixed burden allocated among the various dairy products?

39. How much as been paid and committed to be paid to outside consultants and advisors, both business and legal, in 1993 and 1994?

40. What was the peak operating profit of discontinued businesses and dairy during the past 5 years?

41. How much expense and cash costs associated with Columbus and New York headquarters have been historically and currently allocated to discontinued operations and dairy? How has that recently changed?

42. Given that the Dairy business provided $90 million in operating income in 1991, has the opportunity to recover that potential value been essentially eliminated?

43. Given that the $1.2 billion in sales from discontinued operations operated profitably as recently as 1991, does the disposal of these businesses and the mounting phase-out losses eliminate the potential to recover that lost value?





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Highly Confidential                                                        Draft
                                                               September 7, 1994
                                                                        06:15 PM


                 September 6th Questions to Management (cont.)


44. With regards to the $1.2 billion in sales from discontinued businesses and the Dairy business, is the loss of operating profit and potential shareholder value consistent with management's stated objective of building shareholder value?


Accounting

45. Should the TMI and Sale of accounts receivable debt and associated financing expenses be classified as debt and interest expense, respectively? What is the all-in cost of the A/R program, and where is it classified?

46. Is actual total debt currently at approximately $2.5 billion and interest at $170 to $180 million, with TMI and A/R sales classified as debt?

47. How much debt and interest expense is being allocated to discontinued operations?

48. Are operating earnings significantly lower if restructuring charge reversals are added back to the P&L?

49. Given the $94 million pretax charge for asset write downs and changes in accounting estimates primarily relating to the cost of consumer and trade promotions in 1993, is there any write down expected in 1994 relating to consumer and trade promotions?

50. Please provide disclosure of balance sheet, P&L and cash flow information relating to discontinued operations. Given the frequent statements that results are on target, please provide the targets as well.

51. Should the 2nd quarter environmental charge be considered a one-time charge given the recent reduction in spending? (1993 expected spending was $18.4 million, and actual spending was only $4.3 million). See Annual Reports.





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